SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

OFFICIAL PAYMENTS HOLDINGS, INC.

(Name of Subject Company)

OFFICIAL PAYMENTS HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

676235104

(CUSIP Number of Class of Securities)

Alex P. Hart

President and Chief Executive Officer

3550 Engineering Drive

Suite 400

Norcross, GA 30092

(770) 325-3100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Breach

Jeffrey Symons

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2013 by Official Payments Holdings, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1 filed with the Commission on October 18, 2013, Amendment No. 2 filed with the Commission on October 22, 2013 and Amendment No. 3 filed with the Commission on October 28, 2013 (the “Schedule 14D-9”), relating to the tender offer by ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase all of the issued and outstanding shares of common stock of the Company (“Common Shares”) at a price per Share equal to $8.35 in cash, net to the seller, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 2013 (as amended) and in the related Letter of Transmittal.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 4. Capitalized terms used in this Amendment No. 4 without definition shall have the meanings specified in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented to include the following:

“The Offer expired at 12:00 midnight, New York City time, on November 4, 2013 and was not extended. Computershare Trust Company, N.A., the Depositary for the Offer (the “Depositary”), has advised ACI and the Company that, as of the expiration of the initial offering period, a total of approximately 11,263,992 Common Shares (excluding 332,228 shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not validly withdrawn, representing approximately 67.3% of the Common Shares outstanding, resulting in a change in control of the Company. All Common Shares that were validly tendered and not validly withdrawn during the initial offering period have been accepted for payment.

Effective November 5, 2013, ACI has effected the Merger in accordance with the Merger Agreement and pursuant to Section 251(h) of the DGCL. In the Merger, each of the remaining Common Shares (other than Common Shares owned, directly or indirectly, by ACI, Merger Sub or the Company, which will be cancelled and will cease to exist and Common Shares for which the holders thereof have perfected dissenters’ rights under Delaware law) will be converted into the right to receive $8.35 per Common Share, net in cash, without interest and less any required withholding taxes, which is the same amount per Common Share paid in the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OFFICIAL PAYMENTS HOLDINGS, INC.

By:	/s/ ALEX P. HART
Name:	Alex P. Hart
Title:	President and Chief Executive Officer

Dated: November 5, 2013